EX-99.2

Teléfonos de México, S.A de C.V.

A Mexican Company

MATERIAL FACT

Teléfonos de México, S.A de C.V. (“TELMEX”), as controlling shareholder of Embratel Participações S.A., enrolled with CNPJ/MF under no. 02.558.124/0001-12 and holder of NIRE 3330026237-7 (“EMBRAPAR”), announces to the public, in compliance with the provisions of Instruction no. 358/02 of the Stock Exchange Commission (“CVM”), its decision to submit to CVM, through its wholly owned subsidiary Telmex Solutions Telecomunicações Ltda., a limited liability company enrolled with CNPJ/MF under no. 02.570.352/0001-08 (“Offeror”), on the day after the date of announcement of this Material Fact, a request for registration of a tender offer for the purchase of all of the outstanding common and preferred shares of EMBRAPAR (“Tender Offer”), for the purpose of canceling the registration of EMBRAPAR as a public company, in accordance with §4 of article 4 of Law no. 6,404/76 and of CVM Instruction no. 361/02.

The shares outstanding in the market (“Shares”), as defined in article 3, item III of CVM Instruction no. 361/02, consisted, on March 31, 2006, of 272,534,141,229 (two hundred and seventy two billion, five hundred and thirty four million, one hundred and forty one thousand, two hundred and twenty nine) shares, representing 27.6% (twenty seven point six per cent) of the total capital stock of EMBRAPAR, of which 13,694,394,631 (thirteen billion, six hundred and ninety four million, three hundred and ninety four thousand, six hundred and thirty one) are common shares, equivalent to 2.7% (two point seven per cent) of the voting capital and 258,839,746,598 (two hundred and fifty eight billion, eight hundred and thirty nine million, seven hundred and forty six thousand, five hundred and ninety eight) are preferred shares, equivalent to 54.5% (fifty four point five per cent) of the preferred capital.1

The purchase price for the common shares and for the preferred shares will be R$ 6.95 (six reais and ninety five cents) per lot of 1,000 (one thousand) shares. For purposes of article 4, §4 of Law no. 6,404/76 and CVM Instruction no. 361/02, TELMEX retained Banco ABN AMRO REAL S.A. to prepare a valuation report (laudo de avaliação) with respect to EMBRAPAR, which is dated May 1, 2006 (“Valuation Report”). The purchase price will be paid in cash in national currency and shall be updated by the monthly Taxa Referencial – TR, pro rata temporis, from the

1 In order to determine the percentages disclosed herein, 643 (six hundred and forty three) common shares and 1,206,249,536 (one billion, two hundred and six million, two hundred and forty nine thousand, five hundred and thirty six) preferred shares of EMBRAPAR held in treasury and by administrators of EMBRAPAR on March 31, 2006, were excluded.

date of announcement of this Material Fact through the date of the settlement of the Tender Offer.

The purchase price is approximately 31% (thirty one percent) and 26% (twenty six per cent) greater than the closing price of the common and preferred shares of EMBRAPAR, respectively, on Friday, May 5, 2006, and approximately 35% (thirty five per cent) and 30% (thirty per cent) greater than the weighted average price of the common and preferred shares, respectively, for the last 30 (thirty) days through May 5, 2006 on the São Paulo Stock Exchange (“BOVESPA”).

The launching of the Tender Offer and its effectiveness will be subject to registration at CVM and to certain conditions to be set forth in the Notice of Tender Offer. Unibanco – União de Bancos Brasileiros S.A. will act as the intermediary institution of the Tender Offer. The request for registration of the Tender Offer, a form of the Notice of Tender Offer and the Valuation Report shall be submitted by the Offeror for registration at CVM and at BOVESPA on the day following the date of this announcement. For purposes of article 4-A of Law no. 6,404/76 and of articles 23 and 24 of CVM Instruction no. 361/02, a form of the Notice of Tender Offer and the Valuation Report may be consulted at the following addresses:

COMISSÃO DE VALORES MOBILIÁRIOS

Rua Sete de Setembro, no. 111, 5th floor - “Centro de Consultas”

Centro, Rio de Janeiro, RJ – 20050-901

Rua Formosa, no. 367, 20th floor

Centro, São Paulo, SP - 01049000

www.cvm.gov.br

BOLSA DE VALORES DE SÃO PAULO - BOVESPA

Rua XV de Novembro, no. 275

Centro, São Paulo, SP - 01013-001

www.bovespa.com.br

TELÉFONOS DE MÉXICO, S.A DE C.V.

Parque Vía 198, Oficina 701

Colonia Cuauhtémoc

México, D.F., C.P. 06599

www.telmex.com

EMBRATEL PARTICIPAÇÕES S.A.

Rua Regente Feijó, no 166, Office 1687-B

Centro, Rio de Janeiro, RJ - 20060-060

www.embratel.com.br

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

Av. Eusébio Matoso, 891, 20th floor

Pinheiros, São Paulo, SP - 05423-901

www.unibanco.com.br

The Tender Offer shall be effected through an auction to be conducted on the BOVESPA, with the settlement effectuated in accordance with rules issued by the Brazilian Company for Settlement and Custody – CBLC (“Companhia Brasileira de Liquidação e Custódia”), on the date to be established in the Notice of Tender Offer.

The Tender Offer will be extended to holders of the preferred shares underlying American Depositary Shares (“ADSs”). When the Tender Offer is launched, the Offeror will publish a tender offer statement and file it with the Securities and Exchange Commission (“SEC”) in the United States. Holders of EMBRAPAR shares and ADSs should read the tender offer statement, because it will contain important information. A Portuguese translation of this document will be filed with CVM. This material will also be available free of charge on the SEC’s website at www.sec.gov.

The cancellation of the registration of EMBRAPAR as a public company will be subject to the acceptance of the Tender Offer by shareholders owning more than 2/3 (two thirds) of the Shares that have been qualified to the Tender Offer, as set forth in item II of article 16 of CVM Instruction no. 361/02. Additionally, (i) for purposes of article 15 of CVM Instruction no. 361/02, TELMEX confirms that, in the event holders of more than 1/3 (one third) and less than 2/3 (two thirds) of the Shares accept the Tender Offer, it will acquire in the Auction up to 1/3 (one third) of the Shares of the same kind and class on a prorated basis among the shareholders tendering their shares and (ii) following the cancellation of the registration and if the requisites established by §5 of article 4 of Law no. 6,404/76 are satisfied, TELMEX confirms that it will cause EMBRAPAR to redeem the Shares that remain outstanding for the same price paid in the Tender Offer, duly updated by the monthly Taxa Referencial – TR, pro rata temporis, from the date of the settlement of the Tender Offer through the date of effective payment of the redemption amount.

This announcement does not represent a tender offer nor a request for sale of EMBRAPAR securities, but only the announcement of the submission to CVM of the request for registration of the Tender Offer.

Rio de Janeiro, May 8, 2006

Teléfonos de México, S.A de C.V.

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